Form 10-K405, Exhibit 13
period 1997-12-31
WESTERN WIRELESS CORP
filed 1998-03-27
CIK 930738

EXHIBIT 13.1 MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS

        The Company commenced its initial public offering on May 22, 1996, at a price to the public of $23.50 per share. Since that date, the Company's Class A Common Stock has been traded on the NASDAQ Stock Market under the symbol
WWCA. There currently is no established public trading market for the Company's Class B Common Stock. The following table sets forth the quarterly high and low bid quotations for the Class A Common Stock on the NASDAQ Stock Market. These quotations reflect the inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

1997                                               High                 Low
----                                               ----                 ---
First quarter ..........................          $16 1/8               $12

Second quarter .........................          $16 7/8               $10

Third quarter ..........................          $19 1/8               $13 5/8

Fourth quarter .........................          $22 1/4               $16 1/2

        The Company has never declared or paid dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future. In addition, certain provisions of the Senior Secured Facilities (as described in "Management's Discussion and Analysis of Results of Operations and Financial Condition-Liquidity and Capital Resources") and the indentures of its public debt offerings contain restrictions on the Company's ability to declare and pay dividends on its Common Stock.