Form 10-K405, Exhibit 13
period 1997-12-31
WESTERN WIRELESS CORP
filed 1998-03-27
CIK 930738

EXHIBIT 13.2  SELECTED FINANCIAL DATA

        The following table sets forth certain selected consolidated financial and operating data for the Company as of and for each of the five years in the period ended December 31, 1997, which was derived from the Company's consolidated financial statements and notes thereto that have been audited by Arthur Andersen LLP, independent public accountants. All of the data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto.

(Dollars in thousands, except                                              YEAR ENDED DECEMBER 31,
per share data)                          ------------------------------------------------------------------------------------
                                             1997               1996             1995              1994              1993
                                         ------------      ------------      ------------      ------------      ------------
CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Revenues ..............................    $    380,578      $    243,085      $    146,555      $     63,108      $     20,734
Operating Expenses ....................         540,239           329,971           170,490            86,676            25,596
                                           ------------      ------------      ------------      ------------      ------------
Operating loss ........................        (159,661)          (86,886)          (23,935)          (23,568)           (4,862)
Other income (expense) ................        (105,873)          (43,219)          (25,374)           (2,392)            8,191
                                           ------------      ------------      ------------      ------------      ------------
Income (loss) before extraordinary
item ..................................        (265,534)         (130,105)          (49,309)          (25,960)            3,329
Extraordinary item ....................                                              (6,645)
                                           ------------      ------------      ------------      ------------      ------------
   Net income (loss) ..................    $   (265,534)     $   (130,105)     $    (55,954)     $    (25,960)     $      3,329
                                           ============      ============      ============      ============      ============
Share data (1):
  Basic income (loss) per common
  share before extraordinary item .....    $      (3.76)     $      (2.00)     $      (0.87)     $      (0.59)     $       0.10
  Per common share effect of
    extraordinary item ................                                               (0.12)
                                           ------------      ------------      ------------      ------------      ------------
Basic income (loss) per common share ..    $      (3.76)     $      (2.00)     $      (0.99)     $      (0.59)     $       0.10
                                           ============      ============      ============      ============      ============
Weighted average common shares used
  in computing basic income/loss per
  common share ........................      70,692,000        65,196,000        56,470,000        43,949,000        32,253,000
                                           ============      ============      ============      ============      ============

OTHER DATA:
EBITDA (2) ............................    $    (26,191)     $     (7,145)     $     25,521      $      2,102      $        537


(1) The number of shares outstanding has been calculated based on the requirements of Statement of Financial Accounting Standards No.128.

(2) EBITDA represents operating loss before depreciation and amortization. EBITDA is a measure commonly used in the industry but is not prepared in accordance with United States generally accepted accounting principals ("GAAP") and should not be considered as a measurement of net cash flows from operating activities. In 1994, the Company recorded provisions for restructuring costs of $2.5 million. EBITDA before such provisions for restructuring costs would have been $4.6 million.

                                                                                  DECEMBER 31,
                                                     ----------------------------------------------------------------------
(Dollars in thousands)                                  1997           1996           1995           1994          1993
                                                     ----------     ----------     ----------     ----------     ----------
CONSOLIDATED BALANCE SHEETS DATA:
Current assets ...................................   $  138,752     $  149,790     $   37,508     $   36,769     $   14,686
Property and equipment, net ......................      699,129        538,617        193,692        120,648         48,591
Licensing costs and other intangible assets, net..      807,409        540,482        417,971        211,309         86,270
Other assets .....................................       74,683         12,814          9,857          1,468          6,219
                                                     ----------     ----------     ----------     ----------     ----------
  Total assets ...................................   $1,719,973     $1,241,703     $  659,028     $  370,194     $  155,766
                                                     ==========     ==========     ==========     ==========     ==========

Current liabilities ..............................   $  130,545     $  144,454     $   55,936     $   39,214     $   16,447
Total long-term debt and other
liabilities, net of current portion ..............    1,395,000        743,000        362,487        200,587         53,430
Minority interests in equity of
  consolidated subsidiary ........................                                                     3,376
Shareholders' equity .............................      194,428        354,249        240,605        127,017         85,889
                                                     ----------     ----------     ----------     ----------     ----------
  Total liabilities and shareholders' equity .....   $1,719,973     $1,241,703     $  659,028     $  370,194     $  155,766
                                                     ==========     ==========     ==========     ==========     ==========

OTHER DATA:
Cellular subscribers .............................      520,000        324,200        209,500        112,800         30,000
PCS subscribers ..................................      128,600         35,500



                                                                 YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------------------
(Dollars in thousands)                        1997          1996           1995          1994          1993
                                              ----          ----           ----          ----          ----
CONSOLIDATED STATEMENTS OF CASH FLOWS
DATA:
Cash flows provided by (used in)
 Operating activities ...............     $(114,498)     $ (61,333)     $    (745)     $    (998)     $    (255)
 Investing activities ...............     $(652,304)     $(489,086)     $(293,579)     $ (70,190)     $ (32,535)
 Financing activities ...............     $ 727,376      $ 596,732      $ 295,109      $ (70,777)     $  36,212