Form 10-K405, Exhibit 13
period 1997-12-31
WESTERN WIRELESS CORP
filed 1998-03-27
CIK 930738

EXHIBIT 13.3 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following is a discussion and analysis of the consolidated financial condition and results of operations of the Company and should be read in conjunction with the Company's consolidated financial statements and notes thereto and other financial information included herein. As a result of acquisitions, the Company's operating results for prior periods may not be indicative of future performance.

OVERVIEW

        The Company provides wireless communications services in the western United States through the ownership and operation of cellular communications systems in 88 Rural Service Areas ("RSA") and Metropolitan Statistical Areas including 12 RSAs acquired from Triad Cellular Corporation, Triad Cellular L.P. and certain of their affiliates (collectively "Triad") in October 1997. The Company owns broadband personal communications services ("PCS") licenses in seven Major Trading Areas ("MTA"), each of which has commenced commercial operations. During 1997, the Company was granted 100 additional PCS licenses in the Federal Communication Commission's ("FCC") D and E Block auctions and acquired eight PCS licenses as part of its acquisition of Triad in October 1997. Cook Inlet Western Wireless PV/SS PCS, LP ("Cook Inlet PCS"), a partnership in which the Company holds a 49.9% limited partnership interest, owns broadband PCS licenses in 21 Basic Trading Areas ("BTA") including seven that were acquired in the FCC F Block auction during the first quarter of 1997. The first of these BTAs commenced commercial operations in June 1997.

        The Company's revenues consist primarily of subscriber revenues (including access charges and usage charges), roamer revenues (fees charged for providing services to subscribers of other cellular communications systems when such subscribers, or "roamers," place or receive a phone call within one of the Company's service areas) and equipment sales. The majority of the Company's revenues are derived from subscriber revenues. The Company had no revenues from its paging or PCS systems prior to February 1, 1996, and February 29, 1996, respectively. Revenues from paging systems are included in other revenue. The Company expects to continue to sell cellular and PCS handsets below cost and regards these losses as a cost of building its subscriber base. As used herein, "service revenues" include subscriber, roamer and other revenue.

        Cost of service consists of the cost of providing wireless service to subscribers, primarily including costs to access local exchange and long distance carrier facilities and maintain the Company's wireless network. General and administrative expenses include the costs associated with billing a subscriber and the administrative cost associated with maintaining subscribers, including customer service, accounting and other centralized functions. General and administrative expenses also include provisions for unbillable fraudulent roaming charges and subscriber bad debt. Sales and marketing costs include costs associated with acquiring a subscriber, including direct and indirect sales commissions, salaries, all costs of sales offices and retail locations, advertising and promotional expenses. Depreciation and amortization includes primarily depreciation expense associated with the Company's property and equipment in service and amortization associated with its wireless licenses for operational markets.

        Certain centralized general and administrative costs, including customer service, accounting and other centralized functions, benefit all of the Company's operations. These costs are allocated to those operations in a manner which reflects management's judgment as to the nature of the activity causing those costs to be incurred.

        As used herein, "EBITDA" represents operating loss before depreciation and amortization. EBITDA is a measure commonly used in the industry and should not be construed as an alternative to operating income (loss) (as determined in accordance with United States generally accepted accounting principles,"GAAP"), as an alternative to cash flows from operating activities (as determined in accordance with GAAP), or as a measure of liquidity. Cellular EBITDA represents EBITDA from the Company's cellular operations and PCS EBITDA represents EBITDA from the Company's PCS operations.

        In the comparisons that follow, the Company has separately set forth certain information relating to cellular operations (including paging) and PCS operations. The Company believes that this is appropriate because its cellular systems have been operating for a number of years and operate in rural markets while its PCS systems did not commence operations until 1996 and operate in urban markets.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

CELLULAR OPERATIONS

        The Company had 520,000 cellular subscribers at December 31, 1997, representing an increase of 195,800 or 60.4% during 1997. At December 31, 1996 and 1995, the Company had 324,200 and 209,500 cellular subscribers, respectively, representing an increase of 54.7% during 1996 and 85.7% during 1995. In 1997, 1996, and 1995 the net number of subscribers added through system acquisitions was approximately 58,500, 4,900 and 3,300, respectively. Removing the effect of the Triad subscribers acquired in October 1997, the subscriber growth would have been 42.4% during 1997.

        During the fourth quarter of 1997, the Company purchased from Triad the cellular business and assets of 12 RSAs in Texas, Utah, Oklahoma and Minnesota. This purchase was consummated on October 31, 1997, thus the operating results of the Company's cellular business for the twelve months ended December 31, 1997, may not be indicative of future performance.

        The following table sets forth certain financial data as it relates to the Company's cellular operations:

(Dollars in thousands)                                        YEAR ENDED DECEMBER 31,
                                      ------------------------------------------------------------------
                                        1997            % CHANGE     1996             % CHANGE    1995
                                      ---------         --------   --------           --------  --------
Cellular revenues:
  Subscriber revenues ............    $245,364             40.5%   $174,647             65.7%   $105,430
  Roamer revenues ................      39,750             16.7%     34,065             14.9%     29,660
  Equipment sales and other
    revenues .....................      17,734              5.3%     16,834             46.8%     11,465
                                      --------                     --------                     --------
      Total revenues .............    $302,848                     $225,546                     $146,555


Cellular operating expenses:
  Cost of service ................    $ 47,001             14.3%   $ 41,130             48.6%   $ 27,686
  Cost of equipment sales ........      29,698             16.4%     25,516             23.2%     20,705
  General and administrative .....      60,865             31.0%     46,464             64.9%     28,184
  Sales and marketing ............      61,409             17.8%     52,147             27.0%     41,051
  Depreciation and amortization ..      66,595              1.9%     65,346             32.9%     49,187
                                      --------                     --------                     --------
      Total operating expenses ...    $265,568                     $230,603                     $166,813

        CELLULAR REVENUES

        Subscriber revenues have increased over the past three years due to the growth in the number of subscribers offset slightly by a decrease in the average monthly cellular subscriber revenue per subscriber. Average monthly cellular subscriber revenue per subscriber was $51.13 in 1997, a 7.0% decline from $54.96 in 1996, which was a 4.0% decline from $57.25 in 1995. The Company anticipates this downward trend will continue in 1998. Over the past few years the cellular industry as a whole has also shown a decline in the average monthly cellular subscriber revenue per subscriber. Removing the effect of the Triad subscribers acquired in October 1997, the average monthly cellular subscriber revenue per subscriber was $51.38 in 1997.

        The increase in roamer revenues over the past three years was caused by an increase in roaming traffic and partially offset by decreases in the rates charged between carriers. While the Company expects total roamer minutes to continue to increase, the decline in the rates charged between carriers will limit the growth of roamer revenues.

        Cellular equipment sales, which consist primarily of handset sales, decreased in 1997 primarily due to the decrease in the average cellular handset sales price despite the increase in net subscriber additions.

        CELLULAR OPERATING EXPENSES

        The increase in cost of service is primarily attributable to the increased number of subscribers. While cost of service increased in total dollars, it decreased as a percentage of service revenues to 16.2% in 1997 from 19.3% in 1996 and 20.5% in 1995 due primarily to efficiencies gained from the growing subscriber base.

        The Company's general and administrative costs are principally considered to be variable costs, that is costs that will vary with the level of subscribers. The increases in total dollars are primarily attributable to the increase in costs associated with supporting the increased subscriber base. However, the general and administrative cost per average subscriber continues to decrease as a result of efficiencies gained from the growing subscriber base. The general and administrative cost per average subscriber decreased to $12.60 in 1997 from $14.58 in 1996 and $15.08 in 1995. While the Company has not incurred material fraud or bad debt expenses to date and continues to develop and invest in measures to minimize such expenses, there can be no assurance that such expenses will not increase in the future.

        Increases in sales and marketing costs are primarily due to the increase in net subscriber additions over the past three years. Although sales and marketing costs have increased, sales and marketing cost per net subscriber added, including the loss on equipment sales, declined to $574 in 1997 from $593 in 1996. This decrease is a result of strategically reduced advertising costs and is partially offset by an increase in the churn rate. Sales and marketing cost per net subscriber added increased to $593 in 1996 from $546 in 1995 largely due to an increase in the number of disconnected subscribers relative to the number of gross subscriber additions. Removing the effect of the Triad properties acquired in October 1997, sales and marketing costs would have been approximately $59.8 million in 1997 and the cost per net subscriber added, including the loss on equipment sales, would have been $578.

        Cost of equipment sales increased primarily due to the increase in the number of handsets sold in 1997 as compared to 1996 and 1995. Offsetting this increase is a decrease caused by the decline in the average cost of handsets sold.

        Increases in depreciation and amortization expense over the past three years are primarily due to the purchase of additional wireless communications system assets by the Company. In 1997, the increase in depreciation and amortization expense caused by the purchase of additional assets, including the acquisition of the Triad properties, was offset by the change in the life by which cellular licenses are amortized. Effective January 1, 1997, the Company prospectively changed its amortization period for cellular licensing costs from 15 years to 40 years to conform more closely with industry practices. The effect of this change in 1997 was to decrease net loss by approximately $15 million and decrease the basic loss per share by $0.21.

        PCS OPERATIONS

        The Company's PCS business did not commence operations in any of its markets until February 1996. From that date through the end of 1996 six of the original seven MTA licenses purchased by the Company launched service at various times. The last of the original seven MTA licenses, Denver, became operational in May of 1997. Due to the varying dates at which each of the MTAs became operational, the expenses and revenues incurred may not be representative of future operations. Additionally, during each period being discussed a portion of the operating expenses incurred in the Company's PCS operations were related to start-up costs incurred prior to the commencement of operations in each of the systems. Exclusive of depreciation and amortization expense, which was not material, approximately $5.4 million and $17.0 million of start-up costs were incurred in 1997 and 1996, respectively.

        The Company had 128,600 PCS subscribers at December 31, 1997, representing an increase of 262.3% during 1997. At December 31, 1996, the Company had 35,500 PCS subscribers.

        The following table sets forth certain financial data as it relates to the Company's PCS operations:

(Dollars in thousands)                                    YEAR ENDED DECEMBER 31,
                                    -------------------------------------------------------------
                                      1997           % CHANGE     1996        % CHANGE     1995
                                    --------         --------   ---------     --------    -------
PCS revenues:
  Service revenues ...............  $ 52,587           574.7%   $  7,794
  Equipment revenues .............    25,143           158.0%      9,745
                                    --------                    --------
      Total revenues .............  $ 77,730                    $ 17,539


PCS operating expenses:
  Cost of service ................  $ 43,183           246.3%   $ 12,470
  Cost of equipment sales ........    53,469           157.2%     20,789
  General and administrative .....    51,678           155.7%     20,209         N.M.    $  3,069
  Sales and marketing ............    59,466            88.8%     31,505         N.M.         339
  Depreciation and amortization ..    66,875           364.6%     14,395         N.M.         269
                                    --------                    --------                 --------
      Total operating expenses ...  $274,671                    $ 99,368                 $  3,677

        PCS REVENUES

        PCS service revenues grew in 1997 primarily because all seven of the original MTAs were operational during the majority of 1997 while these same MTAs were only operational during a portion of 1996. Average monthly PCS subscriber revenue per subscriber was $57.48 for 1997 as compared to $62.85 for 1996. As the Company's PCS operations only began generating revenue during 1996, the year over year trend is not necessarily representative of future trends.

        PCS equipment sales increased as a result of commercial operations in six of the Company's PCS MTAs during the entire twelve months of 1997 and the Denver MTA for eight months of 1997 as compared to only six MTAs having operations of various lengths throughout 1996. The Company anticipates continued growth in equipment sales as a result of increases in PCS subscriber additions and the commencement of commercial operations in other PCS markets.

        PCS OPERATING EXPENSES

        Cost of service expenses, cost of equipment sales, and depreciation and amortization expenses largely represent the expenses incurred by the operational PCS systems. Six of the PCS MTAs were operational during the entire twelve months in 1997 and the Denver MTA was operational for eight months of that period. Six of the PCS MTAs became operational during various times throughout 1996. Accordingly, cost of service expenses, cost of equipment sales, and depreciation and amortization expenses increased in 1997 over 1996. Similarly, general and administrative costs increased due to the costs associated with supporting the additional markets in which the Company has operations and sales and marketing costs increased as a result of the effort to increase net subscriber additions and promote the Company's PCS brand name. As the Company's PCS systems only commenced operations during 1996, the year over year trend is not necessarily representative of future trends.

OTHER INCOME (EXPENSE); EXTRAORDINARY LOSS; NET OPERATING LOSS CARRYFORWARDS

        Interest and financing expense, net of capitalized interest, increased in 1997 from 1996 and 1995 due to the increase in long-term debt. Long-term debt was incurred primarily to fund the Company's capital expenditures associated with the build-out of the Company's PCS systems. Interest expense will continue to increase in 1998 as a result of increased borrowings the Company has incurred, and will continue to incur, to fund this expansion. The weighted average interest rate, before the effect of capitalized interest, was 10.2%, 9.8% and 9.2% in 1997, 1996 and 1995, respectively.

        Extraordinary loss on early extinguishment of debt of $6.6 million in 1995 represents the charge for the unamortized portion of financing costs incurred in connection with the refinancing of the Company's then outstanding credit facility.

        The Company had available at December 31, 1997, net operating loss carryforwards ("NOLs") of approximately $640 million which will expire in the years 2002 through 2012. The Company may be limited in its ability to use these carryforwards in any one year due to ownership changes that preceded the business combination that formed the Company in July 1994. Approximately $17 million of such NOLs are subject to such limitations. Any amount of NOLs subject to such limitation that the Company is not able to use in any one year may be used in subsequent years prior to the expiration thereof. There is currently no limitation on the remaining NOLs of $623 million. Management believes that, based on a number of factors, there is sufficient uncertainty regarding the utilization of all of the Company's NOLs. See Note 9 of the Company's Notes to the consolidated financial statements.

EBITDA

        Consolidated EBITDA declined to negative $26.2 million in 1997 from negative $7.1 million in 1996 and $25.5 million in 1995 primarily due to the negative $130.1 million and negative $67.4 million EBITDA in 1997 and 1996, respectively, attributable to PCS operations offset by an increase in cellular EBITDA. Cellular EBITDA increased to $103.9 million in 1997 from $60.3 million in 1996 and $28.9 million in 1995, primarily as a result of increased revenues due to the increased subscriber base and the related cost efficiencies gained. As a result, cellular operating margin (cellular EBITDA as a percentage of cellular service revenues) increased to 35.8% in 1997 from 28.3% in 1996 and 21.4% in 1995.

LIQUIDITY AND CAPITAL RESOURCES

        The Company has a credit facility (the "Credit Facility") with a consortium of lenders providing for $750 million of revolving credit and a $200 million term loan. A subsidiary of the Company also has a credit facility (the "PCS Vendor Facility" and, together with the Credit Facility, the "Senior Secured Facilities") with a consortium of lenders providing for $300 million of revolving credit. As of December 31, 1997, $695 million and $300 million were outstanding under the Credit Facility and the PCS Vendor Facility, respectively. Amounts available for borrowing under the Credit Facility, which is limited by certain financial covenants, was $239 million. Indebtedness under the Credit Facility and the PCS Vendor Facility matures on March 31, 2006, and December 31, 2003, respectively, and bears interest at variable rates. Substantially all the assets of the Company are pledged as security for such indebtedness. The terms of the PCS Vendor Facility restrict, among other things, the sale of assets, distribution of dividends or other distributions and loans by the subsidiary of the Company.

        In October 1997, the Company entered into an agreement with Hutchison Telecommunications Limited ("HTL") and a subsidiary of HTL pursuant to which the HTL subsidiary agreed to purchase approximately 5% of the outstanding capital stock of the Company for a purchase price of $74.3 million. This transaction closed in November 1997. The proceeds from the sale of the stock were used to reduce the revolving Credit Facility. The Company and its subsidiary, Western PCS Corporation ("Western PCS") also entered into an agreement with HTL and another HTL subsidiary pursuant to which the HTL subsidiary agreed to purchase 19.9% of the outstanding capital stock of Western PCS for an aggregate purchase price of $248.4 million. This transaction closed in February 1998. Approximately $135 million of the proceeds will be used by Western PCS for the continued build-out of its PCS systems during 1998. The remainder of the proceeds was paid to the Company as a repayment of advances made to Western PCS and was used by the Company to reduce the revolving Credit Facility.

        The Company currently anticipates that it will require approximately $260 million for the continued build-out of its PCS systems during 1998. In addition, further funds will be required to finance the continued growth of its cellular and PCS operations (which may be significant), provide for working capital, and service debt. Part of the funds needed to finance the PCS build-out and operations will come from the investment by HTL. The Company will utilize cash on hand, including the proceeds of the HTL investments described above, and amounts available for borrowing under the Credit Facility for such purposes. The Company believes such sources will be sufficient for the operations of the business. The Company continues to consider and expects to pursue additional sources of funding to enable the further development of the PCS business. Such sources may include the issuance of additional indebtedness and/or the sale of additional equity at the parent or subsidiary level. There can be no assurance that such funds will be available to the Company on acceptable or favorable terms.

        Net cash used in operating activities was $114.5 million in 1997. Adjustments to the $265.5 million net loss to reconcile to net cash used in operating activities primarily included $133.5 million of depreciation and amortization. Other adjustments included changes in operating assets and liabilities, net of effects from consolidating acquired interests, consisting of an increase of $54.9 million in accrued liabilities, primarily attributable to an increase in property taxes and interest, an increase of $23.9 million in accounts receivable, net, as a result of the increase in total revenues, and an increase of $16.9 million in prepaid expenses and other current assets, primarily due to $15 million in escrow for the final payment to Triad which was released in January 1998. Net cash used in operating activities was $61.3 million and $0.7 million in 1996 and 1995, respectively.

        Net cash used in investing activities was $652.3 million in 1997. Investing activities for such period consisted primarily of purchases of wireless licenses and other intangible assets of $71.9 million of which $71.6 was attributable to the purchase of the PCS licenses that the Company was the high bidder on in the FCC's D and E Block auctions, purchases of property and equipment of $318.8 million of which $264.4 was attributable to PCS capital expenditures incurred in relation to the build out and expansion of the PCS MTAs, and acquisitions of wireless properties, net of cash acquired, of $195.8 million primarily attributable to the purchase of the Triad licenses and properties during the fourth quarter of 1997. Net cash used in investing activities was $489.1 million and $293.6 million in 1996 and 1995, respectively.

        Net cash provided by financing activities was $727.4 million in 1997. Financing activities for such period consisted of $652 million of net additions to long-term debt and the issuance of 3,888,888 shares of Class A Common stock to Hutchison in November in consideration for $74.3 million. Net cash provided by financing activities was $596.7 million and $295.1 million in 1996 and 1995, respectively.

        In the ordinary course of business, the Company continues to evaluate acquisition opportunities, joint ventures and other potential business transactions. Such acquisitions, joint ventures and business transactions may be material. Such transactions may also require the Company to seek additional sources of funding, either through the issuance of additional debt and/or additional equity at the parent or subsidiary level. There can be no assurance that such funds will be available to the Company on acceptable or favorable terms.

        As previously mentioned, the Company holds a 49.9% interest in Cook Inlet PCS. Cook Inlet PCS is subject to the FCC's build-out requirements and will require significant additional amounts to complete the build-out of its PCS systems and to meet the government debt service requirements on the C and F Block license purchase prices. The potential sources of such additional funding include vendor loans, loans or capital contributions by the partners of Cook Inlet PCS or other third party financing. To date, the Company has funded the operations of Cook Inlet PCS through the issuance of promissory notes. At December 31, 1997, the Company had advanced funds totaling $36.0 million to Cook Inlet PCS under such promissory notes.


YEAR 2000 ISSUES

        The Company, like most owners of computer software, will be required to modify significant portions of its software so that it will function properly in the year 2000. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disrupti ons of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company is in the planning phase of its year 2000 compliance project and does not, as of yet, have a determinable estimate of the costs to be incurred. The Company expects to incur internal staff costs as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare the systems for the year 2000. The Company expects its year 2000 compliance project to be completed on a timely basis.

SEASONALITY

        The Company, and the wireless communications industry in general, have historically experienced significant subscriber growth during the fourth calendar quarter. Accordingly, during such quarter the Company experiences greater losses on equipment sales and increases in sales and marketing expenses. The Company has historically experienced highest usage and revenue per subscriber during the summer months. The Company expects these trends to continue.