Form 10-K405, Exhibit 13
period 1997-12-31
WESTERN WIRELESS CORP
filed 1998-03-27
CIK 930738

EXHIBIT 13.4 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

         WESTERN WIRELESS CORPORATION CONSOLIDATED FINANCIAL STATEMENTS

                                                                         Page
                                                                         ----
Report of Independent Public Accountants .............................    2

Consolidated Balance Sheets as of December 31, 1997 and 1996 .........    3

Consolidated Statements of Operations for the years ended
December 31, 1997, 1996 and 1995 .....................................    4

Consolidated Statements of Shareholders' Equity for the years ended
December 31, 1997, 1996 and 1995 .....................................    5

Consolidated Statements of Cash Flows for the years ended
December 31, 1997, 1996 and 1995 .....................................    6

Notes to Consolidated Financial Statements ...........................    7

Schedule I - Condensed Financial Information - (Parent Company Only)..   20

Schedule II - Valuation and Qualifying Accounts ......................   24

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Western Wireless Corporation:

We have audited the accompanying consolidated balance sheets of Western Wireless Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements and schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Wireless Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the index of consolidated financial statements are presented for purposes of complying with the Securities and Exchange Commission rules and are not a required part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Seattle, Washington
February 17, 1998

                          WESTERN WIRELESS CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                                                                        As of December 31,
                                                                                   ----------------------------
                                                                                       1997            1996
                                                                                   -----------      -----------
                                     ASSETS
Current assets:

   Cash and cash equivalents .................................................     $    15,459      $    54,885
   Accounts receivable, net of allowance for doubtful accounts of
          $9,931 and $4,266, respectively ....................................          55,652           28,958
   Inventory .................................................................          36,425           26,138
   Prepaid expenses and other current assets .................................          31,216           14,809
   Deposit held by FCC .......................................................                           25,000
                                                                                   -----------      -----------
        Total current assets .................................................         138,752          149,790

Property and equipment, net of accumulated depreciation
   of $221,031 and $107,685, respectively ....................................         699,129          538,617
Licensing costs and other intangible assets, net of accumulated
   amortization of $73,049 and $55,363, respectively .........................         807,409          540,482
Investments in and advances to unconsolidated affiliates .....................          64,156           12,655
Other assets .................................................................          10,527              159
                                                                                   -----------      -----------
                                                                                   $ 1,719,973      $ 1,241,703
                                                                                   ===========      ===========
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

   Accounts payable ..........................................................     $    11,519      $    14,122
   Accrued liabilities .......................................................         104,595           40,749
   Construction accounts payable .............................................          14,431           89,583
                                                                                   -----------      -----------
        Total current liabilities ............................................         130,545          144,454
                                                                                   -----------      -----------
Long-term debt ...............................................................       1,395,000          743,000
                                                                                   -----------      -----------

Commitments (Note 8)

Shareholders' equity:

   Preferred stock, no par value, 50,000,000 shares authorized;
        no shares issued and outstanding
   Common stock, no par value, 300,000,000 shares authorized; Class A,
        22,201,336 and 14,540,691 shares issued and outstanding, respectively, and; Class B, 53,431,163 and 55,239,157 shares issued
        and outstanding, respectively ........................................         675,036          569,278
   Deferred compensation .....................................................            (845)            (800)
   Deficit ...................................................................        (479,763)        (214,229)
                                                                                   -----------      -----------
        Total shareholders' equity ...........................................         194,428          354,249
                                                                                   -----------      -----------
                                                                                   $ 1,719,973      $ 1,241,703
                                                                                   ===========      ===========


           See accompanying notes to consolidated financial statements

                          WESTERN WIRELESS CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (Dollars in thousands, except per share data)

                                                                            For the year ended December 31,
                                                                 ------------------------------------------------
                                                                     1997              1996             1995
                                                                 ------------      ------------      ------------
Revenues:
            Subscriber revenues .............................     $    297,724      $    182,441      $    105,430
            Roamer revenues .................................           39,977            34,065            29,660
            Equipment sales and other revenues ..............           42,877            26,579            11,465
                                                                  ------------      ------------      ------------
                        Total revenues ......................          380,578           243,085           146,555
                                                                  ------------      ------------      ------------

Operating expenses:

            Cost of service .................................           90,184            53,600            27,686
            Cost of equipment sales .........................           83,167            46,305            20,705
            General and administrative ......................          112,543            66,673            31,253
            Sales and marketing .............................          120,875            83,652            41,390
            Depreciation and amortization ...................          133,470            79,741            49,456
                                                                  ------------      ------------      ------------
                                                                       540,239           329,971           170,490
                                                                  ------------      ------------      ------------

Operating loss ..............................................         (159,661)          (86,886)          (23,935)
                                                                  ------------      ------------      ------------

Other income (expense):

            Interest and financing expense, net .............          (98,964)          (44,690)          (25,428)
            Equity in net loss of unconsolidated affiliates..          (11,058)             (968)             (236)
            Other, net ......................................            4,149             2,439               290
                                                                  ------------      ------------      ------------
                        Total other income (expense) ........         (105,873)          (43,219)          (25,374)
                                                                  ------------      ------------      ------------

Loss before extraordinary item ..............................         (265,534)         (130,105)          (49,309)
Extraordinary loss on early extinguishment of debt ..........                                               (6,645)
                                                                  ------------      ------------      ------------
                        Net loss ............................         (265,534)         (130,105)          (55,954)
                                                                  ============      ============      ============

Basic loss per common share before extraordinary item .......     $      (3.76)     $      (2.00)     $      (0.87)
Per common share effect of extraordinary item ...............                                                (0.12)
                                                                  ------------      ------------      ------------
Basic loss per common share .................................     $      (3.76)     $      (2.00)     $      (0.99)
                                                                  ============      ============      ============

Weighted average common shares used in computing
            basic loss per common share  ....................       70,692,000        65,196,000        56,470,000
                                                                  ============      ============      ============


           See accompanying notes to consolidated financial statements

                          WESTERN WIRELESS CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (Dollars in thousands)

                                                                        Common Stock
                                                  -----------------------------------------------

                                                  Class A           Class B        Par value and       Deferred
                                                   shares            shares        paid-in capital    compensation      Deficit
                                                ------------     --------------    ---------------   -------------    -------------
Balance, January 1, 1995 ..................                         42,983,360      $    155,187                      $    (28,170)
   Shares issued:
      For cash, net of costs ..............                         12,665,905           143,002
      In exchange for shareholder loans
           plus accrued interest ..........                          1,245,998            14,068
      For minority interests in GCC, net..                             896,210             9,944
      In exchange for wireless properties..                            217,000             2,450
      Upon exercise of stock options ......                             38,762                78
   Net loss ...............................                                                                                (55,954)
                                                ------------      ------------      ------------      ------------    ------------
  Balance, December 31, 1995 ..............                         58,047,235           324,729                           (84,124)
   Shares issued:
      For cash, net of costs ..............       10,664,800            88,567           234,724
      Upon exercise of stock options ......          383,937                                 879
      In exchange for wireless properties..                            595,309             7,117
      Class B shares exchanged for
          Class A shares ..................        3,491,954        (3,491,954)
   Deferred compensation ..................                                                1,829      $       (800)
   Net loss ...............................                                                                               (130,105)
                                                ------------      ------------      ------------      ------------    ------------
  Balance, December 31, 1996 ..............       14,540,691        55,239,157           569,278              (800)       (214,229)
   Shares issued:
      Upon exercise of stock options ......          268,763                               1,077
      In exchange for wireless properties..        1,600,000                              28,600
      Private placement ...................        3,888,888                              74,300
      Class B shares exchanged for
          Class A shares ..................        1,807,994        (1,807,994)
   Deferred compensation ..................           95,000                               1,781               (45)
   Net loss ...............................                                                                               (265,534)
                                                ------------      ------------      ------------      ------------    ------------
  Balance, December 31, 1997 ..............       22,201,336        53,431,163      $    675,036      $       (845)   $   (479,763)
                                                ============      ============      ============      ============    ============

                                                        Total
                                                    shareholders'
                                                       equity
                                                    -------------
Balance, January 1, 1995 ..................         $    127,017
   Shares issued:
      For cash, net of costs ..............              143,002
      In exchange for shareholder loans....
           plus accrued interest ..........               14,068
      For minority interests in GCC, net..                 9,944
      In exchange for wireless properties..                2,450
      Upon exercise of stock options ......                   78
   Net loss ...............................              (55,954)
                                                    ------------
  Balance, December 31, 1995 ..............              240,605
   Shares issued:
      For cash, net of costs ..............              234,724
      Upon exercise of stock options ......                  879
      In exchange for wireless properties..                7,117
      Class B shares exchanged for
          Class A shares ..................
   Deferred compensation ..................                1,029
   Net loss ...............................             (130,105)
                                                    ------------
  Balance, December 31, 1996 ..............              354,249
   Shares issued:
      Upon exercise of stock options ......                1,077
      In exchange for wireless properties..               28,600
      Private placement ...................               74,300
      Class B shares exchanged for
          Class A shares ..................
   Deferred compensation ..................                1,736
   Net loss ...............................             (265,534)
                                                    ------------
   Balance, December 31, 1997 .............         $    194,428
                                                    ============



           See accompanying notes to consolidated financial statements

                          WESTERN WIRELESS CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                                For the year ended December 31,
                                                                             ---------------------------------------
                                                                               1997           1996           1995
                                                                             ---------      ---------      ---------
Operating Activities:

   Net loss: ...........................................................     $(265,534)     $(130,105)     $ (55,954)
   Adjustments to reconcile net loss to net cash
     used in operating activities:
        Depreciation and amortization ..................................       133,470         79,741         49,456
        Extraordinary loss on early extinguishment of debt.............                                        6,645
        Employee equity compensation ...................................         1,835          1,029
        Equity in net loss of unconsolidated affiliates ................        11,058            968            236
        Other, net .....................................................         5,157          3,088            864
        Changes in operating assets and liabilities, net of effects from consolidating acquired interests:
               Accounts receivable, net ................................       (23,871)       (10,309)        (5,748)
               Inventory ...............................................        (9,481)       (20,493)          (239)
               Prepaid expenses and other current assets ...............       (16,913)       (10,979)        (1,284)
               Accounts payable ........................................        (4,807)         5,771           (272)
               Accrued liabilities .....................................        54,911         19,956          5,551
               Other assets ............................................          (323)
                                                                             ---------      ---------      ---------
        Net cash used in operating activities ..........................      (114,498)       (61,333)          (745)
                                                                             ---------      ---------      ---------

Investing activities:

   Purchase of property and equipment ..................................      (318,750)      (333,315)       (79,464)
   Additions to licensing costs and other intangible assets ............       (71,917)       (86,097)      (137,805)
   Acquisition of wireless properties, net of cash acquired ............      (195,790)       (40,180)       (60,700)
   Investments in and advances to unconsolidated affiliates ............       (63,402)        (5,994)        (8,268)
   Purchase of subsidiary stock, including fees ........................                                      (5,842)
   Deposit held by FCC, net ............................................         7,749        (23,500)        (1,500)
   Other assets ........................................................       (10,194)
                                                                             ---------      ---------      ---------
        Net cash used in investing activities ..........................      (652,304)      (489,086)      (293,579)
                                                                             ---------      ---------      ---------

Financing activities:

   Proceeds from issuance of common stock, net .........................        75,376        235,603        143,080
   Additions to long term debt .........................................       722,000        893,000        438,000
   Payment of debt .....................................................       (70,000)      (512,722)      (277,015)
   Deferred financing costs ............................................                      (19,149)       (12,798)
   Loans from shareholders .............................................                                       3,842
                                                                             ---------      ---------      ---------
        Net cash provided by financing activities ......................       727,376        596,732        295,109
                                                                             ---------      ---------      ---------

Change in cash and cash equivalents ....................................       (39,426)        46,313            785

Cash and cash equivalents, beginning of year ...........................        54,885          8,572          7,787
                                                                             ---------      ---------      ---------

Cash and cash equivalents, end of year .................................        15,459         54,885          8,572
                                                                             =========      =========      =========



           See accompanying notes to consolidated financial statements

                          WESTERN WIRELESS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    ORGANIZATION:

            Western Wireless Corporation (the "Company") provides wireless communications services in the western United States principally through the ownership and operation of cellular and personal communications services ("PCS") systems. The cellular operations are primarily in rural areas and the PCS operations are primarily in urban areas due to the Company's belief that there are certain strategic advantages to operating each technology in these respective areas. As of December 31, 1997, the Company provides cellular services in 72 Rural Service Areas ("RSA") and 16 Metropolitan Statistical Areas ("MSA") and PCS services in nine metropolitan markets in seven Metropolitan Trading Areas ("MTA").

            The Company expanded its cellular footprint in 1997 by acquiring 12 RSAs from Triad Corporation, Triad Cellular L.P. and certain of their affiliates (collectively "Triad") (see Note 12). Also during 1997 the Company acquired 100 additional PCS licenses in the Federal Communication Commission's ("FCC") D and E Block auctions and acquired eight more PCS licenses as part of its acquisition of Triad. Cook Inlet Western Wireless PV/SS PCS, LP ("Cook Inlet PCS"), a partnership in which the Company holds a 49.9% limited partnership interest, owns broadband PCS licenses in 21 Basic Trading Areas ("BTA") including seven that were acquired in the FCC F Block auction during the first quarter of 1997. The first of these BTAs commenced commercial operations in June 1997 .

            The Company expects to incur significant operating losses and to generate negative cash flows from operating activities during the next several years while it develops and constructs its PCS systems and builds a PCS customer base.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      Principles of consolidation:

            The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and its affiliate investments in which the Company has a greater than 50% interest that is not temporary. All affiliate investments in which the Company has between a 20% and 50% interest and those that are temporarily greater than 50% are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated.

      Cash and cash equivalents:

            Cash and cash equivalents generally consist of cash and marketable securities that have original maturity dates not exceeding three months. Such investments are stated at cost, which approximates fair value.

      Revenue recognition:

            Service revenues based on customer usage are recognized at the time the service is provided. Access and special feature service revenues are recognized when earned. Sales of equipment, primarily handsets, are recognized when the goods are delivered to the customer.

      Inventory:

            Inventory consists primarily of handsets and accessories. Inventory is stated at the lower of cost or market, determined on a first-in, first-out basis.

      Property and equipment and depreciation:

            Property and equipment are stated at cost. Depreciation commences once the assets have been placed in service and is computed using the straight-line method over the estimated useful lives of the assets which primarily range from three to ten years.

                          WESTERN WIRELESS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      Licensing costs and other intangible assets and amortization:

            Licensing costs primarily represent costs incurred to acquire FCC wireless licenses, including cellular licenses obtained by the Company, principally through acquisitions, and PCS licenses which were primarily purchased from the FCC.

            Amortization of cellular licenses is computed using the straight-line method. During 1996 the Company amortized its cellular licensing costs over 15 years. Effective January 1, 1997, the Company prospectively changed its amortization period for cellular licensing costs from 15 years to 40 years to conform more closely with industry practices. The effect of this change in 1997 was to decrease net loss by approximately $15 million and decrease the loss per share by $0.21. Amortization of PCS licenses begins with the commencement of service to customers and is computed using the straight-line method over 40 years.

            Other intangible assets consist primarily of deferred financing costs. Deferred financing costs are amortized using the effective interest method over the terms of the respective loans which have terms ranging from 9 to 10 years.

      Capitalized Interest:

            The Company's PCS licenses represent qualified assets pursuant to Statement of Financial Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Cost." For the years ended December 31, 1997, 1996, and 1995, the Company had interest expense of $99.0 million, $44.7 million and $25.4 million, respectively, net of capitalized interest in the amount of $4.0 million, $5.2 million and $0.4 million, respectively, pertaining to the build out of its PCS markets.

      Income taxes:

            The Company accounts for deferred taxes using the asset and liability method.

      Loss per common share:

            Loss per common share is calculated using the weighted average number of shares of outstanding common stock during the period. The number of shares outstanding has been calculated based on the requirements of SFAS No. 128, "Earnings Per Share." Due to the net loss incurred during the periods presented, all options outstanding are anti-dilutive, thus basic and diluted loss per share are equal.

      Stock-based compensation plans:

            The Company accounts for its stock-based compensation plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees." See Note 11 for discussion of the effect on net loss and other related disclosures had the Company accounted for these plans under SFAS No. 123, "Accounting for Stock-Based Compensation."

      Financial instruments:

            As required under the Credit Facility (as defined in Note 7), the Company enters into interest rate swap and cap agreements to manage interest rate exposure pertaining to long-term debt. The Company has only limited involvement with these financial instruments, and does not use them for trading purposes. In addition, the Company has historically held derivative financial instruments to maturity and has never recognized a gain or loss on disposal. It is the Company's intent to hold existing derivatives to maturity. Interest rate swaps are accounted for on an accrual basis, the income or expense of which is included in interest expense. Premiums paid to purchase interest rate cap agreements are classified as an asset and amortized to interest expense over the terms of the agreements. These transactions do not subject the Company to risk of loss because gains and losses on these contracts are offset against losses and gains on the underlying liabilities. No collateral is held in relation to the Company's financial instruments.

            The carrying value of the Company's short-term financial instruments approximates fair value due to the short maturity of these instruments. The fair value of long-term debt is based on incremental borrowing rates currently available on loans with similar term and maturities. The Company does not hold or issue any financial instruments for trading purposes.

                          WESTERN WIRELESS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      Supplemental cash flow disclosure:

            Cash paid for interest (net of amounts capitalized) was $87.4 million, $36.2 million, and $21.7 million for the years ended December 31, 1997, 1996 and 1995, respectively.

            Non-cash investing and financing activities were as follows:

(Dollars in thousands)                                              YEAR ENDED DECEMBER, 31
                                                              ----------------------------------
                                                                1997         1996         1995
                                                              --------     --------     --------
Conversion of FCC deposit to wireless license ............     $ 17,251                  $ 10,000
Conversion of revolving debt to term debt ................                  $200,000
Issuance of common stock in exchange for wireless assets..     $ 28,600     $  7,117     $  2,450
Exchange of shareholder loans and accrued interest
for common stock .........................................                               $ 14,068


      Estimates used in preparation of financial statements:

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      Reclassifications:

            Certain amounts in prior year's financial statements have been reclassified to conform to the 1997 presentation.

3.    PROPERTY AND EQUIPMENT:

(Dollars in thousands)

                                             DECEMBER 31,
                                      -------------------------
                                         1997           1996
                                      ---------      ----------
Land, buildings and improvements..     $  20,406      $   8,433
Wireless communications systems..        697,319        370,628
Furniture and equipment ..........        74,768         49,351
                                       ---------      ---------
                                         792,493        428,412
Less accumulated depreciation ....      (221,031)      (107,685)
                                       ---------      ---------
                                         571,462        320,727
Construction in progress .........       127,667        217,890

                                       ---------      ---------
                                       $ 699,129      $ 538,617
                                       =========      =========

            Depreciation expense was $119.1 million, $54.9 million and $30.2 million for the years ended December 31, 1997, 1996 and 1995, respectively.

                          WESTERN WIRELESS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.    LICENSING COSTS AND OTHER INTANGIBLE ASSETS:

(Dollars in thousands)

                                                           DECEMBER 31,
                                                  -----------------------------
                                                     1997                 1996
                                                  ---------           ---------
License costs ..........................          $ 846,466           $ 560,232
Other intangible assets ................             33,992              35,613
                                                  ---------           ---------
                                                    880,458             595,845
Accumulated amortization ...............            (73,049)            (55,363)
                                                  ---------           ---------
                                                  $ 807,409           $ 540,482
                                                  =========           =========


5.    INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES:

(Dollars in thousands)

                                                              DECEMBER 31,
                                                        -----------------------
                                                          1997           1996
                                                        --------       --------
Cook Inlet PCS ..................................       $ 36,055       $  8,142
Latcom Wireless Telephone Co. ("Latcom") ........         11,791          4,663
ACG Telesystems Ghana, LLC ("Ghana") ............          8,706
Icesco. Ltd ("Iceland") .........................          4,002
Telcell Wireless LLC ("Georgia") ................          3,261
Other ...........................................            341           (150)
                                                        --------       --------
                                                        $ 64,156       $ 12,655
                                                        ========       ========

              The Company's ownership interest in these unconsolidated affiliates range from 30% to 75%. Those ownership interests greater than 50% are temporary, therefore the entities are not consolidated. The assets, liabilities and results of operations of Cook Inlet PCS and other unconsolidated affiliates were not material to the Company during 1997 and 1996.

6.    ACCRUED LIABILITIES:

(Dollars in thousands)

                                                              DECEMBER 31,
                                                       -------------------------
                                                         1997             1996
                                                       --------         --------
Accrued payroll and benefits .................         $ 15,111         $ 11,192
Accrued interest expense .....................           17,831           10,265
Accrued taxes, other than income .............           19,398            5,096
Final payment for acquisition ................           15,000
Accrued interconnect charges .................            8,149            5,261
Other ........................................           29,106            8,935
                                                       --------         --------
                                                       $104,595         $ 40,749
                                                       ========         ========

                          WESTERN WIRELESS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    LONG-TERM DEBT:

(Dollars in thousands)

                                                               DECEMBER 31,
                                                       -------------------------
                                                           1997           1996
                                                       ----------     ----------
Credit Facility (a):
      Revolver ...................................     $  495,000
      Term Loan ..................................        200,000     $  200,000
10-1/2% Senior Subordinated Notes Due 2006 (b) ...        200,000        200,000
10-1/2% Senior Subordinated Notes Due 2007 (c) ...        200,000        200,000
PCS Vendor Facility (d) ..........................        300,000        143,000
                                                       ----------     ----------
                                                       $1,395,000     $  743,000
                                                       ==========     ==========

      (a) Credit Facility

            The Company has a credit facility with a group of banks (the "Credit Facility") pursuant to which the banks agreed to make loans to the Company, on a revolving-credit basis, in an aggregate principal amount not to exceed $750 million (the "Revolving Loans") and a term loan (the "Term Loan") of $200 million. The Revolving Loans are limited to the principal amount outstanding on December 31, 2000. The Company is required to make quarterly payments on the outstanding principal of the Revolving Loans and Term Loan beginning March 31, 2001, and June 30, 2001, respectively. These payments increase each year on the anniversary date of the initial payment, until paid in full on December 31, 2005, for the Revolving Loans and March 31, 2006, for the Term Loan. The Credit Facility also contains certain financial covenants, the most restrictive of which impose limitations on the incurrence of indebtedness.

            Any loan shall, at the option of the Company, be made as a Base Rate Advance, Eurodollar Advance or CD Rate Advance. Under the Credit Facility, interest is payable at an applicable margin in excess of the prevailing base rate. The applicable margin on the Revolving Loans is determined quarterly based on the leverage ratio of the Company, excluding certain of its subsidiaries. The applicable margin on the Term Loan is 2.5%. During 1997 and 1996, all loans under the Credit Facility had been borrowed using the Eurodollar option. The weighted average interest rate, including the appropriate applicable margin, for the years ended December 31, 1997 and 1996, was 8.22% and 7.79%, respectively. The Credit Facility also provides for an annual fee ranging from 0.25% to 0.375% on the unused commitment, payable quarterly. As of December 31, 1997 and 1996, the unused portion of the commitment under the Credit Facility was $239 million and $750 million, respectively.

            The Credit Facility requires the Company to enter into interest rate swap and cap agreements to manage the interest rate exposure pertaining to borrowings under the Credit Facility. At December 31, 1997 and 1996, the Company had entered into interest rate caps and swaps with a total notional amount of $365 million and $205 million, respectively. Generally these instruments have initial terms ranging from three to 3-1/2 years and effectively convert variable rate debt to fixed rate. The weighted average interest rate under these agreements was approximately 7.40% and 6.76% at December 31, 1997 and 1996, respectively. The amount of unrealized loss attributable to changing interest rates at December 31, 1997 and 1996, was immaterial.

            The repayment of the Credit Facility is secured by, among other things, the grant of a security interest in substantially all of the assets of the Company, excluding, among other items, the capital stock and assets of the PCS subsidiaries.

            Upon execution of the Credit Facility, the Company repaid all of its outstanding indebtedness under its then existing revolving/term loan agreement (the "Previous Agreement"). The Company incurred an extraordinary loss of approximately $6.6 million in connection with the early repayment of the outstanding indebtedness under the Previous Agreement during 1995. The loss primarily consisted of the write-off of the related financing costs which had been deferred and only partially amortized.

                          WESTERN WIRELESS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    LONG-TERM DEBT (CONTINUED):

      (b) 10-1/2% Senior Subordinated Notes Due 2006

             In May 1996, the Company issued $200 million principal amount of 10-1/2% Senior Subordinated Notes Due 2006 (the "2006 Notes") at par. The 2006 Notes mature on June 1, 2006. Interest is payable semi-annually. The 2006 Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at varying redemption prices. The Credit Facility prohibits the repayment of all or any portion of the principal amount of the 2006 Notes prior to the repayment of all indebtedness under the Credit Facility. The 2006 Notes contain certain restrictive covenants which impose limitations on the operations and activities of the Company and certain of its subsidiaries, including the incurrence of other indebtedness, the creation of liens, the sale of assets, issuance of preferred stock of subsidiaries, and certain investments and acquisitions. The 2006 Notes are subordinate in right of payment to the Credit Facility and the PCS Vendor Facility (see item (d) below).

       (c) 10-1/2% Senior Subordinated Notes Due 2007

            In October 1996, the Company issued $200 million principal amount of 10-1/2% Senior Subordinated Notes, which will mature on February 1, 2007 (the "2007 Notes") at par. Interest is payable semi-annually commencing February 1, 1997. The 2007 Notes were issued pari passu to the 2006 Notes. As such, the 2007 Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at varying redemption prices. The Credit Facility prohibits repayment of all or any portion of the principal amount of the 2007 Notes prior to the repayment of all indebtedness under the Credit Facility. The 2007 Notes contain certain restrictive covenants which are consistent with that of the 2006 Notes. The 2007 Notes are subordinate in right of payment to the Credit Facility and the PCS Vendor Facility.

      (d) PCS Vendor  Facility

            A subsidiary of the Company has a credit facility (the "PCS Vendor Facility" formerly known as the "NORTEL Facility") with a consortium of lenders which expires on December 31, 2003. In the first quarter of 1997 this agreement was amended to increase the credit facility from $200 million to $300 million. The PCS Vendor Facility bears interest at a rate approximating the prime rate plus a margin of 1.5%, or the London Interbank Offered Rate ("LIBOR") plus a margin of 2.5%. As of December 31, 1997, all outstanding borrowings were drawn under the LIBOR rate option. The weighted average interest rate, including margin, for the years ended December 31, 1997 and 1996, was 8.20% and 8.06%, respectively. The PCS Vendor Facility contains certain financial covenants, the most restrictive of which impose a minimum cash coverage and is collateralized by substantially all of the subsidiary's assets and the stock of such subsidiary. The terms of this agreement restrict, among other things, the sale of assets, distribution of dividends or other distributions and loans by the subsidiary of the Company. Interest only payments are required through September 30, 2000. Commencing September 30, 2000, and at the end of each calendar quarter thereafter, the subsidiary is required to make payments on the principal amount outstanding under the PCS Vendor Facility in increasing quarterly installments.

            The aggregate amounts of principal maturities as of December 31, 1997, of the Company's debt are as follows (dollars in thousands):

Year ending December 31,

1998...............................................................    $         0
1999...............................................................              0
2000...............................................................         30,000
2001...............................................................        123,000
2002...............................................................        170,270
Thereafter.........................................................      1,071,730
                                                                       -----------
                                                                       $ 1,395,000
                                                                       ===========

                          WESTERN WIRELESS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.    COMMITMENTS:

            The Company leases various facilities, cell site locations, rights-of-way and equipment under operating lease agreements. The leases expire at various dates through the year 2027. Some leases have options to renew for additional periods up to 25 years. Certain leases require the Company to pay property taxes, insurance and normal maintenance costs. Substantially all of the Company's leases have fixed minimum lease payments.

            Future minimum payments required under operating leases and agreements that have initial or remaining noncancellable terms in excess of one year as of December 31, 1997, are summarized below (dollars in thousands):

Year ending December 31,

1998......................................     $    23,758
1999......................................          22,063
2000......................................          20,206
2001......................................          15,237
2002......................................           7,580
Thereafter................................          26,179
                                               -----------
                                               $   115,023
                                               ===========


            Aggregate rental expense for all operating leases was approximately $28.0 million, $14.2 million and $4.8 million for the years ended December 31, 1997, 1996 and 1995, respectively.

            In order to ensure adequate supply and availability of certain inventory requirements and service needs, the Company has committed to purchase from various suppliers wireless communications equipment, handsets, and services. These agreements expire at various dates through December 2005. The aggregate amount of these commitments total approximately $401 million. At December 31, 1997, the Company has ordered approximately $246 million under all of these agreements, of which approximately $16 million is outstanding.

            In March 1998, a subsidiary of the Company entered into an agreement with a vendor to purchase $150 million of PCS equipment and services in relation to the buildout of its Seattle and Phoenix BTAs.

            The Company has various other purchase commitments for materials, supplies and other items incident to the ordinary course of business which are neither significant individually nor in the aggregate. Such commitments are not at prices in excess of current market value.

9.    INCOME TAXES:

            Significant components of deferred income tax assets and liabilities are as follows :



                                                                    DECEMBER 31,
(Dollars in thousands)                                     ------------------------
                                                              1997           1996
                                                           ---------      ---------
Deferred tax assets:
    Net operating loss carryforwards ..................     $ 228,800      $ 100,000

    Other temporary differences .......................        17,200         12,000
                                                            ---------      ---------
Total deferred tax assets .............................       246,000        112,000

Valuation allowance ...................................      (195,600)       (90,000)
                                                            ---------      ---------
                                                               50,400         22,000
Deferred tax liabilities:

     Property and wireless licenses basis differences..       (50,400)       (22,000)
                                                            ---------      ---------
                                                            $       0      $       0
                                                            =========      =========

                          WESTERN WIRELESS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.    INCOME TAXES (CONTINUED):

            For tax purposes, the Company had available at December 31, 1997, net operating loss carryforwards for regular tax purposes of approximately $640 million which will expire in 2002 through 2012. The Company may be limited in its ability to use these carryforwards in any one year due to ownership changes that preceded the business combination that formed the Company in July 1994. The change in the valuation allowance was an increase of approximately $107 million, $56 million and $16 million in 1997, 1996 and 1995, respectively.

            Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realization of the net deferred tax assets. Such factors include recurring operating losses resulting primarily from the development of the Company's PCS business and expected increased competition from new entrants into the Company's existing markets. Accordingly, a valuation allowance has been provided for the net deferred tax assets of the Company.

            The difference between the statutory tax rate of approximately 40% (35% federal and 5% state, net of federal benefits) and the tax benefit of zero recorded by the Company is primarily due to the Company's full valuation allowance against its net deferred tax assets.

10. SHAREHOLDERS' EQUITY:

      (a) Business combinations

            On October 31, 1997, the Company issued 1,600,000 shares of its' Class A Common Stock as a portion of the consideration given to purchase the cellular business and assets of Triad (see Note 12).

            On December 29, 1995, the shareholders of the Company, Palouse Paging Inc. ("Palouse"), and Sawtooth Paging Inc. ("Sawtooth") approved the merger of Palouse and Sawtooth into wholly owned subsidiaries of the Company. During 1995, certain officers, one of whom is a director, of the Company who are also shareholders of Palouse and Sawtooth provided Palouse and Sawtooth with short-term financing. During 1996, shareholders of Palouse and Sawtooth exchanged their shares for 515,561 and 79,748 shares of the Company's common stock, respectively. Certain shareholders of Palouse and Sawtooth were also officers and non-controlling shareholders of the Company. The Company accounted for the transaction as a stock purchase and paid approximately $3.1 million and $0.3 million of outstanding debt, including the debt to shareholders noted above, of Palouse and Sawtooth, respectively.

      (b) General Cellular Corporation minority interest

            During 1995 the Company completed a cash redemption of the remaining common stock shares (the "Redemption") of General Cellular Corporation's ("GCC'"), the Company's predecessor company, common stock. As part of this Redemption, the Company issued 896,210 shares of the Company's common stock for GCC common stock in a one-for-one exchange. This redemption eliminated all minority interest positions in the equity of GCC. The cost in excess of the carrying amounts of the minority interests acquired increased licensing costs and other intangible assets by approximately $11 million during 1995.

      (c) Stock issuances

            In January 1998, the Company issued 100,000 shares of its Class A Common Stock pursuant to an Executives Restricted Stock Plan to certain key executives. The vesting of these shares are subject to certain performance thresholds as determined by the Board of Directors.


            In November 1997, the Company issued 3,888,888 shares of its Class A common stock (approximately 5% of the outstanding capital stock of the Company) to a subsidiary of Hutchison Telecommunications Limited ("HTL") for a purchase price of approximately $74 million.

                          WESTERN WIRELESS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



10. SHAREHOLDERS' EQUITY (CONTINUED):

            In January 1997, the Company issued 95,000 shares of its Class A Common Stock to certain key executives pursuant to an Executives Restricted Stock Plan. The vesting of these shares are subject to certain performance thresholds as determined by the Board of Directors.

            During 1996, 10,664,800 shares of common stock were issued and approximately $233.9 million in net proceeds were received by the Company under a registration statement of the Company's Class A Common Stock filed with the SEC. Prior to this, the Company sold 88,567 shares of its common stock to an officer of the Company at $11.29 per share for aggregate proceeds of approximately $1.0 million.

            In November 1995, the Board of Directors approved an increase in the number of authorized shares of the Company's common stock from 25 million to 300 million.

            During 1995, a wholly owned subsidiary issued 4,300,001 shares of Series A Preferred Stock to certain existing shareholders of the Company at $35.00 per share for aggregate proceeds of approximately $150 million, which was comprised of approximately $14 million of converted debt of shareholders and approximately $136 million in cash. The preferred stock in the subsidiary was converted into common stock of the Company on a one for 3.1 basis. Additionally, the Company sold 581,901 shares of common stock at $11.29 per share for cash during 1995 to existing shareholders.

11. STOCK-BASED COMPENSATION PLANS:

            On September 20, 1994, the Board of Directors of the Company established the 1994 Management Incentive Stock Option Plan (the "MISOP") which was later amended and approved, as amended, by the shareholders of the Company on November 16, 1995. The MISOP, provides for the issuance of up to 5,890,000 shares of common stock as either Nonstatutory Stock Options or as Incentive Stock Options, the terms and conditions of which are at the discretion of the Administrator of the MISOP.

            During 1996, the Board of Directors of the Company approved the 1996 Employee Stock Purchase Plan (the "ESPP") which became effective January 1, 1997, which provides for the issuance of up to 1,000,000 shares of Class A Common Stock to eligible employees participating in the plan. The terms and conditions of eligibility under the ESPP require that an employee must have been employed by the Company or its subsidiaries for at least three months prior to participation. A participant may contribute up to 10% of their total annual compensation toward the ESPP, not to exceed the IRS contribution limit each calendar year. Shares will be offered under this ESPP at 85% of market value at each offer date. Participants are fully vested at all times.

                          WESTERN WIRELESS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. STOCK-BASED COMPENSATION PLANS (CONTINUED):

            At December 31, 1997, 1996, and 1995 the Company has accounted for the above described MISOP and ESPP following the guidelines of APB Opinion
No. 25 and related interpretations. Had compensation cost for the MISOP and the ESPP been determined based upon the fair value at the grant dates for awards under these plans consistent with the method defined in SFAS No. 123, the Company's net loss and basic loss per share would have increased to the pro forma amounts indicated below:


                                                   YEAR ENDED DECEMBER 31,
(Dollars in thousands,                ---------------------------------------------
except per share data)                    1997            1996              1995
                                      ------------     -----------      -----------
Net loss:
 As reported ....................     $  (265,534)     $  (130,105)     $  (55,954)
 Pro forma ......................     $  (271,745)     $  (134,255)     $  (57,388)

Basic and diluted loss per share:
 As reported ....................     $     (3.76)     $     (2.00)     $    (0.99)
 Pro forma ......................     $     (3.84)     $     (2.06)     $    (1.02)


            The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

                                                     1997         1996       1995
                                                     ----         ----       ----
Weighted average risk free interest rates..          6.28%       6.33%      6.30%
Expected dividend yield ...................             0%          0%         0%
Expected volatility .......................            50%         50%         0%
Expected lives (in years) .................           7.5         7.5        7.5


            The Black-Scholes option-pricing model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value.

            Options granted, exercised and canceled under the above MISOP are summarized as follows :

(In thousands, except
pricing information)


                                                              YEAR ENDED DECEMBER 31,
(in thousands, except                   --------------------------------------------------------------------------
pricing information)                            1997                      1996                   1995
                                        ----------------------      ---------------------    ---------------------
                                                     Weighted                    Weighted                 Weighted
                                                     average                     average                  average
                                        Shares        price         Shares        price      Shares        price
                                        ------      ---------       -----       ---------    -----       ---------
Outstanding, beginning of period ..      4,165       $    9.66       3,538       $    8.02    2,182       $    5.15
Options granted ..................          18       $   14.65       1,139       $   12.54    1,453       $   12.15
Options exercised ................        (269)      $    4.85        (384)      $    2.28      (39)      $    2.02
Options canceled .................        (203)      $   13.12        (128)      $   12.06      (58)      $    7.73
                                         -----                       -----                    -----
Outstanding, end of the period ...       3,711       $    9.79       4,165       $    9.65    3,538       $    8.02
                                         =====                       =====                    =====

Exercisable, end of period .......       2,384       $    8.23       1,877       $    6.36    1,582       $    3.69


            The weighted average fair value of stock options granted for the years ended 1997 and 1996 was $9.34 and $9.79, respectively.

                          WESTERN WIRELESS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. STOCK-BASED COMPENSATION PLANS (CONTINUED):

            The following table summarizes information about fixed price stock options outstanding at December 31, 1997:

(In thousands, except
pricing information)


                                        Options outstanding                        Options exercisable
                             ------------------------------------------------    -------------------------
                                              Weighted                                            Weighted
                                              average           Weighted                           average
      Range of                  Number       remaining           average           Number         exercise
  exercise prices            outstanding   contractual life   exercise price     exercisable        price
---------------------        -----------   ----------------  ---------------     -----------      --------
$   1.10 -  $   4.03            891          5 years            $    2.61            849        $     2.69
$   9.68 -  $   9.68            660          7 years            $    9.68            660        $     9.68
$  11.29 -  $  12.90          1,263          8 years            $   12.04            653        $    12.06
$  13.73 -  $  16.13            897          9 years            $   13.84            222        $    13.83
--------------------          -----                                                -----
$  1.10  -  $  16.13          3,711          7 years            $    9.79          2,384        $     8.23
                              =====                                                =====


12. ACQUISITIONS:

            On October 31, 1997, the Company consummated the purchase of the cellular business and assets of Triad in the RSAs designated as Texas 1, 2, 4, and 5, Utah 3, 4 and 6, Oklahoma 7 and 8 and Minnesota 7, 8 and 9, for an aggregate purchase price of (i) approximately $194.5 million, plus (ii) 1,600,000 shares of the Company's Class A Common Stock. The transaction was accounted for using the purchase method of accounting. In accordance with its agreement with Triad, the Company filed a shelf Registration Statement on Form S-3 covering future resales of such shares. The Company also acquired from Triad certain D and E Block PCS licenses for an aggregate purchase price of approximately $4.6 million, such amount being the aggregate amount Triad paid the FCC in its successful bids for such licenses in the FCC's auction of such licenses.

            During 1996 and 1995 the Company acquired six cellular RSAs and one cellular MSA throughout the western United States, respectively. The aggregate cash paid for these transactions was $35.6 million and $38.6 million, in 1996 and 1995, respectively. All of these transactions were accounted for using the purchase method of accounting. Six of the transactions were asset purchases while one was a stock purchase in which the Company issued 217,000 shares of common stock at $11.29 per share. Substantially all of the purchase price of each acquisition was allocated to licensing costs.

            In June 1996, the Company purchased a Denver MTA PCS wireless license for $66.1 million. This transaction was accounted for as an asset purchase.

      Exchanges:

            In July 1995, the Company exchanged its cellular assets in certain Minnesota markets, its ownership interests in three other markets and $3.0 million in cash for the cellular assets and license of the Lubbock, TX MSA market. There was no gain or loss recognized on the transaction.

                          WESTERN WIRELESS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. SEGMENT INFORMATION:

            The company's operations are classified into two principal reportable segments: cellular and PCS. The Company provides cellular services in rural markets and provides PCS services in urban markets, both in the western United States. The type of service provided in each segment is similar, although PCS generally offers more features. Certain centralized costs and assets benefit all of the Company's operations. These items are allocated to the segments in a manner which reflects management's judgment as to the nature of the activity causing those items to be incurred.


                                                CELLULAR            PCS            OTHER
(Dollars in thousands)                         OPERATIONS       OPERATIONS       OPERATIONS     CONSOLIDATED
                                               ----------       ----------       ----------      -----------
YEAR ENDED DECEMBER 31, 1997
   Total revenues ........................      $  302,848       $   77,730                        $  380,578
   Interest expense ......................      $   41,406       $   57,558                        $   98,964
   Depreciation and amortization expense..      $   66,595       $   66,875                        $  133,470
   Operating income (loss) ...............      $   37,280       $ (196,941)                       $ (159,661)
   Total capital expenditures ............      $   54,318       $  264,432                        $  318,750
   Total assets ..........................      $  866,805       $  822,291       $   30,877       $1,719,973

YEAR ENDED DECEMBER 31, 1996
   Total revenues ........................      $  225,546       $   17,539                        $  243,085
   Interest expense ......................      $   41,083       $    3,607                        $   44,690
   Depreciation and amortization expense..      $   65,346       $   14,395                        $   79,741
   Operating income (loss) ...............      $   (5,057)      $  (81,829)                       $  (86,886)
   Total capital expenditures ............      $   98,953       $  234,362                        $  333,315
   Total assets ..........................      $  622,197       $  614,127       $    5,379       $1,241,703

YEAR ENDED DECEMBER 31, 1995
   Total revenues ........................      $  146,555                                         $  146,555
   Interest expense ......................      $   25,388       $       40                        $   25,428
   Depreciation and amortization expense..      $   49,187       $      269                        $   49,456
   Operating income (loss) ...............      $  (20,258)      $   (3,677)                       $  (23,935)
   Total capital expenditures ............      $   62,573       $   16,891                        $   79,464
   Total assets ..........................      $  465,193       $  193,810       $       25       $  659,028



14. SELECTED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED):

            Selected quarterly consolidated financial information for the years ended December 31, 1997 and 1996 is as follows:


(Dollars in thousands, except per share data)
                                                                             BASIC LOSS
                           TOTAL          OPERATING                          PER COMMON
   QUARTER ENDED          REVENUES          LOSS           NET LOSS            SHARE
   -------------          --------        ---------        --------         -----------
March 31, 1997            $ 71,560        $(37,391)        $(55,173)        $  (0.79)
June 30, 1997             $ 90,642        $(45,269)        $(70,025)        $  (1.00)
September 30, 1997        $104,994        $(38,233)        $(68,043)        $  (0.97)
December 31, 1997         $113,382        $(38,768)        $(72,293)        $  (0.99)

March 31, 1996            $ 46,035        $(10,505)        $(18,574)        $  (0.31)
June 30, 1996             $ 58,569        $(13,158)        $(21,596)        $  (0.35)
September 30, 1996        $ 67,339        $(27,489)        $(38,605)        $  (0.56)
December 31, 1996         $ 71,142        $(35,734)        $(51,330)        $  (0.74)

                          WESTERN WIRELESS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. RELATED PARTY TRANSACTIONS:

            In connection with the 2006 Notes and equity offerings during the second quarter of 1996, the Company paid total underwriting fees of approximately $23.3 million. In connection with the 2007 Notes during the third quarter of 1996, the Company paid total underwriting fees of approximately $5.5 million. Goldman, Sachs & Co., an affiliate of a shareholder of the Company, was the lead underwriter on each offering.

16. HUTCHISON TRANSACTION:

            In addition to the shares issued by the Company to a subsidiary of HTL (as discussed in Note 10) during the fourth quarter of 1997, the Company and its subsidiary, Western PCS Corporation ("Western PCS"), entered into an agreement with HTL and another subsidiary of HTL (the "HTL Sub") pursuant to which the HTL Sub agreed to purchase 19.9% of Western PCS for an aggregate purchase price of $248.4 million. In the first quarter of 1998, this purchase received a favorable declaratory ruling by the FCC granting a waiver from the indirect foreign ownership restrictions under the Communications Act of 1934, as amended; and the expiration or early termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended has passed. The Company and Western PCS have amended certain outstanding financing agreements to which they are subject, and unless otherwise agreed to by HTL Sub and the Company, neither the Company nor Western PCS shall have any liability regarding any indebtedness of the other. The HTL Sub has designated two directors to a ten person Board of Directors of Western PCS who have certain rights with respect to certain transactions and actions of Western PCS. Western PCS and the Company received $248.4 million in February 1998 upon closing of this transaction.

                          WESTERN WIRELESS CORPORATION

                  SCHEDULE I - CONDENSED FINANCIAL INFORMATION
                              (PARENT COMPANY ONLY)

                                 BALANCE SHEETS
                             (Dollars in thousands)

                                                                             As of December 31,
                                                                         ----------------------------
                                                                             1997            1996
                                                                         -----------      -----------
                                     ASSETS

Current assets:

      Cash and cash equivalents ....................................     $    15,177      $    49,762
      Accounts receivable, net of allowance for doubtful accounts of
        $8,725 and $3,580, respectively ............................          47,082           24,356
      Inventory ....................................................          19,794           14,324
      Prepaid expenses and other current assets ....................          26,264           11,907
      Deposit held by FCC ..........................................                           25,000

                                                                         -----------      -----------
            Total current assets ...................................         108,317          125,349

Property and equipment, net of accumulated depreciation
  of $175,753 and $98,974, respectively ............................         471,646          367,668
Licensing costs and other intangible assets, net of accumulated
  amortization of  $68,086 and $53,951, respectively ...............         651,538          386,163
Investments in and advances to affiliates ..........................         157,320          162,986

Other assets .......................................................          10,527              159
                                                                         -----------      -----------
                                                                         $ 1,399,348      $ 1,042,325
                                                                         ===========      ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

  Accounts payable .................................................     $     9,973      $     4,238
  Accrued liabilities ..............................................          88,227           35,448
  Construction accounts payable ....................................          11,720           48,390
                                                                         -----------      -----------
            Total current liabilities ..............................         109,920           88,076
                                                                         -----------      -----------
Long-term debt .....................................................       1,095,000          600,000
                                                                         -----------      -----------

Shareholders' equity:

  Preferred stock, no par value, 50,000,000 shares authorized;
    no shares issued and outstanding
  Common stock, no par value, 300,000,000 shares authorized;
    Class  A, 22,201,336 and 14,540,691 shares
    issued and outstanding and; Class B,
    53,431,163 and 55,239,157 shares issued
    and outstanding, respectively ..................................         675,036          569,278
Deferred compensation ..............................................            (845)            (800)
Deficit ............................................................        (479,763)        (214,229)
                                                                         -----------      -----------
            Total shareholders' equity .............................         194,428          354,249
                                                                         -----------      -----------
                                                                         $ 1,399,348      $ 1,042,325
                                                                         ===========      ===========


                  See notes to condensed financial information

                          WESTERN WIRELESS CORPORATION

                  SCHEDULE I - CONDENSED FINANCIAL INFORMATION
                              (PARENT COMPANY ONLY)

                            STATEMENTS OF OPERATIONS
                  (Dollars in thousands, except per share data)


                                                               For the year ended December 31,
                                                       ------------------------------------------------
                                                            1997             1996             1995
                                                       ------------      ------------      ------------
Revenues:
  Subscriber revenues ............................     $    257,397      $    175,354      $    105,430
  Roamer revenues ................................           39,793            34,065            29,660
  Equipment sales and other revenues .............           23,569            18,674            11,465
                                                       ------------      ------------      ------------
     Total revenues ..............................          320,759           228,093           146,555
                                                       ------------      ------------      ------------

Operating expenses:
  Cost of service ................................           62,384            43,914            27,686
  Cost of equipment sales ........................           42,596            29,414            20,705
  General and administrative .....................           79,893            53,355            29,057
  Sales and marketing ............................           80,267            60,394            41,053
  Depreciation and amortization ..................           93,207            69,869            49,311
                                                       ------------      ------------      ------------
     Total operating expenses ....................          358,347           256,946           167,812
                                                       ------------      ------------      ------------

Operating loss ...................................          (37,588)          (28,853)          (21,257)
                                                       ------------      ------------      ------------

Other income (expense):
  Interest and financing expense, net ............          (71,999)          (42,786)          (25,388)
  Equity in net loss of affiliates ...............         (160,092)          (60,841)           (2,954)
  Other, net .....................................            4,145             2,375               290
                                                       ------------      ------------      ------------
     Total other income (expense) ................         (227,946)         (101,252)          (28,052)
                                                       ------------      ------------      ------------

Loss before extraordinary item ...................         (265,534)         (130,105)          (49,309)
Extraordinary loss on early extinguishment
  of debt.........................................                                               (6,645)
                                                       ------------      ------------      ------------
     Net loss ....................................     $   (265,534)     $   (130,105)     $    (55,954)
                                                       ============      ============      ============

Basic loss per common share before extraordinary
item .............................................     $      (3.76)     $      (2.00)     $      (0.87)
Per common share effect of extraordinary item ....                                                (0.12)
                                                       ------------      ------------      ------------
Basic loss per common share ......................     $      (3.76)     $      (2.00)     $      (0.99)
                                                       ============      ============      ============

Weighted average common shares used in
   computing basic loss per common share .........       70,692,000        65,196,000        56,470,000
                                                       ============      ============      ============


                  See notes to condensed financial information

                          WESTERN WIRELESS CORPORATION

                  SCHEDULE I - CONDENSED FINANCIAL INFORMATION
                              (PARENT COMPANY ONLY)

                            STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                         For the year ended December 31,
                                                                     ---------------------------------------
                                                                       1997           1996           1995
                                                                     ---------      ---------      ---------
Operating activities:
  Net loss .....................................................     $(265,534)     $(130,105)     $ (55,954)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
     Depreciation and amortization .............................        93,207         69,869         49,311
     Extraordinary loss on early extinguishment of debt ........                                       6,645
     Employee equity compensation ..............................         1,835          1,029
     Equity in net loss of unconsolidated affiliates ...........       160,092         60,841          2,954
     Other, net ................................................         4,476          3,049            864
     Changes in operating assets and liabilities, net of effects from consolidating acquired interests:
          Accounts receivable, net .............................       (19,903)        (5,707)        (5,748)
          Inventory ............................................        (4,664)        (8,679)          (239)
          Prepaid expenses and other current assets ............       (14,863)        (9,668)           307
          Accounts payable .....................................         3,531         (3,448)          (937)
          Accrued liabilities ..................................        43,844         14,655          5,551
          Other assets .........................................          (323)
                                                                     ---------      ---------      ---------
     Net cash provided by(used in) operating activities ........         1,698         (8,164)         2,754
                                                                     ---------      ---------      ---------

Investing activities:
  Purchase of property and equipment ...........................      (169,184)      (208,087)       (66,292)
  Additions to licensing costs and other intangible assets .....       (66,771)        (8,210)       (60,304)
  Acquisition of wireless properties, net of cash acquired .....      (195,790)       (40,180)       (60,700)
  Investments in and advances to unconsolidated affiliates .....      (172,469)      (136,514)       (13,826)
  Purchase of subsidiary stock, including fees .................                                      (5,842)
  Deposit held by FCC ..........................................                      (23,500)        (1,500)
  Refund of deposit held by FCC ................................         7,749
  Other assets .................................................       (10,194)          (880)           880
                                                                     ---------      ---------      ---------
     Net cash used in investing activities .....................      (606,659)      (417,371)      (207,584)
                                                                     ---------      ---------      ---------

Financing activities:
  Proceeds from issuance of common stock,
     net .......................................................        75,376        235,603         66,236
  Additions to long-term debt ..................................       565,000        763,000        425,000
  Payment of debt ..............................................       (70,000)      (512,722)      (277,015)
  Deferred financing costs .....................................                      (19,149)       (12,455)
  Loans from shareholders ......................................                                       3,842
                                                                     ---------      ---------      ---------
     Net cash provided by financing activities .................       570,376        466,732        205,608
                                                                     ---------      ---------      ---------

Change in cash and cash equivalents ............................       (34,585)        41,197            778

Cash and cash equivalents, beginning of year ...................        49,762          8,565          7,787
                                                                     ---------      ---------      ---------
Cash and cash equivalents, end of year .........................     $  15,177      $  49,762      $   8,565
                                                                     =========      =========      =========


                  See notes to condensed financial information

                          WESTERN WIRELESS CORPORATION

                  SCHEDULE I - CONDENSED FINANCIAL INFORMATION
                              (PARENT COMPANY ONLY)

                    NOTES TO CONDENSED FINANCIAL INFORMATION

This Schedule I and the related notes should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

1.  BASIS OF PRESENTATION:

            The condensed financial information presented in Schedule I represents the balance sheet, statements of operations and cash flows of the Company as if the subsidiary that is restricted under the PCS Vendor Facility was an unconsolidated entity. The Company less this subsidiary is referred to as "Parent Company Only" in Schedule I. The Company's ownership in such subsidiary has been reflected in this condensed financial information as if the investment was accounted for using the equity method.

2.  LONG TERM DEBT MATURITIES:

            The aggregate amounts of principal maturities as of December 31, 1997, of the Company's debt excluding the PCS Vendor Facility are as follows (dollars in thousands):

Year ending December 31,
1998..................................            $       0
1999..................................                    0
2000..................................                    0
2001..................................               51,000
2002..................................               76,250
Thereafter............................              967,750
                                                 ----------
                                                 $1,095,000
                                                 ==========

                          WESTERN WIRELESS CORPORATION
                  SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS
               ACCOUNTS RECEIVABLE ALLOWANCE FOR DOUBTFUL ACCOUNTS

                             (Dollars in thousands)

                                    Balance at      Charged to      Charged
                                   beginning of     costs and        to other        Deductions      Balance at
         Description                 period         expenses       accounts (1)         (2)         end of period
         -----------               ------------     ----------     ------------      ----------     --------------
Year ended December 31, 1997        $  4,266        $ 16,442        $  1,121         $(11,898)        $  9,931
                                    ========        ========        ========         ========         ========

Year ended December 31, 1996        $  2,800        $  9,091        $   (624)        $ (7,001)        $  4,266
                                    ========        ========        ========         ========         ========

Year ended December 31, 1995        $  1,772        $  4,558        $    892         $ (4,422)        $  2,800
                                    ========        ========        ========         ========         ========

(1) Represents market acquisitions and dispositions, late fees and net fraud credits given to customers.

(2)     Write-offs, net of bad debt recovery.