Form 10-K405/A, Exhibit 13
period 1997-12-31
WESTERN WIRELESS CORP
filed 1999-03-31
CIK 930738

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

(2) EBITDA represents operating loss before depreciation and amortization. EBITDA is not prepared in accordance with United States generally accepted accounting principals ("GAAP") and should not be considered as a measurement of net cash flows from operating activities. EBITDA is presented because it is a commonly used financial indicator in the wireless industry. It is used as an indicator of a company's ability to service and/or incur debt. Because EBITDA is not calculated in the same manner by all companies, Western Wireless presentation may not be comparable to other similarly titled measures of other companies. In 1994, the Company recorded provisions for restructuring costs of $2.5 million. EBITDA before such provisions for restructuring costs would have been $4.6 million.

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