Form 10-K405/A, Exhibit 13
period 1997-12-31
WESTERN WIRELESS CORP
filed 1999-03-31
CIK 930738

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

        Cost of service consists of the cost of providing wireless service to subscribers, primarily including costs to access local exchange and long distance carrier facilities and maintain the Company's wireless network. General and administrative expenses include the costs associated with billing a subscriber and the administrative cost associated with maintaining subscribers, including customer service, accounting and other centralized functions. General and administrative expenses also include provisions for unbillable fraudulent roaming charges and subscriber bad debt. Sales and marketing costs include costs associated with acquiring a subscriber, including direct and indirect sales commissions, salaries, all costs of sales offices and retail locations, advertising and promotional expenses. Sales and marketing costs do not include the revenue or costs of handset sales. However, when sales and marketing costs per net subscriber addition are discussed, the revenue and costs from handset sales are included because such measure is commonly used in the wireless industry. Depreciation and amortization includes primarily depreciation expense associated with the Company's property and equipment in service and amortization associated with its wireless licenses for operational markets.

        Certain centralized general and administrative costs, including customer service, accounting and other centralized functions, benefit all of the Company's operations. These costs are allocated to those operations in a manner which reflects management's judgment as to the nature of the activity causing those costs to be incurred.

        As used herein, "EBITDA" represents operating loss before depreciation and amortization. EBITDA should not be construed as an alternative to operating income (loss) (as determined in accordance with United States generally accepted accounting principles,"GAAP"), as an alternative to cash flows from operating activities (as determined in accordance with GAAP), or as a measure of liquidity. EBITDA is presented because it is a commonly used financial indicator in the wireless industry. It is used as an indicator of a company's ability to service and/or incur debt. Because EBITDA is not calculated in the same manner by all companies the Company's presentation may not be comparable to other similarly titled measures of other companies. Cellular EBITDA represents EBITDA from the Company's cellular operations and PCS EBITDA represents EBITDA from the Company's PCS operations.

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

        Cost of equipment sales increased primarily due to the increase in the number of handsets sold in 1997 as compared to 1996 and 1995. Offsetting this increase is a decrease caused by the decline in the average cost of handsets sold. The Company expects this trend to continue in 1998. Although subscribers generally are responsible for purchasing or otherwise obtaining their own handsets, the Company has historically sold handsets below cost to respond to competition and general industry practice and expects to continue to do so in the future.

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

        PCS OPERATING EXPENSES

        Cost of service expenses, cost of equipment sales, and depreciation and amortization expenses largely represent the expenses incurred by the operational PCS systems. Six of the PCS MTAs were operational during the entire twelve months in 1997 and the Denver MTA was operational for eight months of that period. Six of the PCS MTAs became operational during various times throughout 1996. Accordingly, cost of service expenses, cost of equipment sales, and depreciation and amortization expenses increased in 1997 over 1996. Similarly, general and administrative costs increased due to the costs associated with supporting the additional markets in which the Company has operations and sales and marketing costs increased as a result of the effort to increase net subscriber additions and promote the Company's PCS brand name. As the Company's PCS systems only commenced operations during 1996, the year over year trend is not necessarily representative of future trends. The Company's PCS business plan is to grow the business rapidly which would cause all PCS operating expenses to increase significantly in 1998.

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

        The Company has issued $200 million principal amount of 10-1/2% Senior Subordinated Notes due 2006 (the "2006" Notes) at par and $200 million principal amount of 10-1/2% Senior Subordinated Notes due 2007 (the "2007" Notes) at par. Indebtedness under the 2006 Notes and 2007 Notes matures in June 1, 2006 and February 1, 2007, respectively. The Credit Facility prohibits the repayment of all or any portion of the principal amounts of the 2006 Notes or 2007 Notes prior to the repayment of all indebtedness under the Credit Facility. The 2006 and 2007 Notes contain certain restrictive covenants which impose limitations on the operations and activities of the Company and certain of its subsidiaries, including the issuance of other indebtedness, the creation of liens, the sale of assets, issuance of preferred stock of subsidiaries and certain investments and acquisitions.

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

        In addition to the aforementioned capital expenditures the Company expects to incur in 1998, WWC has noncancellable lease agreements for various facilities, including cell site locations, of approximately $24 million in 1998. The source of funding for such expenditures will come from the sources discussed above.

        The Company currently anticipates that it will require approximately $260 million for the continued build-out of its PCS systems during 1998, including anticipated spending by Cook Inlet PCS. In addition, further funds will be required to finance the continued growth of its cellular and PCS operations (which may be significant), provide for working capital, and service debt. Part of the funds needed to finance the PCS build-out and operations will come from the investment by HTL. The Company will utilize cash on hand, including the proceeds of the HTL investments described above, and amounts available for borrowing under the Credit Facility for such purposes. The Company believes such sources will be sufficient for the operations of the business. The Company continues to consider and expects to pursue additional sources of funding to enable the further development of the PCS business. Such sources may include the issuance of additional indebtedness and/or the sale of additional equity at the parent or subsidiary level. There can be no assurance that such funds will be available to the Company on acceptable or favorable terms.

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